UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Natural Resources USA Corporation

(Name of the Issuer)

Green SEA Resources Inc.

GSR Acquisition Corp.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

639012103

(CUSIP Number of Class of Securities)

D’Arcy P. Doherty

Vice President, Legal and

General Counsel and Secretary

Green SEA Resources Inc.

130 Adelaide St. West, Suite 3303

Toronto, Ontario, Canada M5H 3P5

416-649-9283

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

copies to:

Thomas M. Rose

Troutman Sanders LLP

401 9th Street, NW, Suite 1000

Washington, DC 20004

757-687-7715

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**
$10,688,470	$1,240.93
*	Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 18,751,701 shares of common stock, par value $0.01 per share, of Natural Resources USA Corporation, which constitutes the maximum number of outstanding shares of common stock of Natural Resources USA Corporation estimated to be acquired by the filing persons for $0.57 per share in cash, without interest (which estimated number of shares of common stock assumes the exercise of all outstanding stock options of Natural Resources USA Corporation that have an exercise price of less than $0.57 per share), by (ii) $0.57 per share.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), equals 0.00011610 multiplied by the transaction valuation.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,240.93	Filing Party: Green SEA Resources Inc. and GSR Acquisition Corp.
Form or Registration No.: Schedule 13E-3	Date Filed: August 8, 2011

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13E-3 (the “Schedule 13E-3/A”) is being filed with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, as the final amendment to the Schedule 13E-3 filed by Green SEA Resources Inc. and GSR Acquisition Corp. on August 8, 2011, as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed on October 21, 2011, Amendment No. 2 to the Schedule 13E-3 filed on November 17, 2011 and Amendment No. 3 to the Schedule 13E-3 filed on December 1, 2011, in connection with the going-private transaction of Natural Resources USA Corporation (“NRUC”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

The going-private transaction whereby Green SEA Resources Inc. contributed all shares of NRUC common stock held by it to its wholly-owned subsidiary, GSR Acquisition Corp., and whereby GSR Acquisition Corp. effected a short-form merger and merged with and into NRUC pursuant to Section 1104 of the Utah Revised Business Corporations Act became effective on December 28, 2011. NRUC is the corporation surviving the going-private transaction, and as a result of the going-private transaction, Green SEA Resources Inc. now owns 100% of the common stock of NRUC.

Pursuant to the terms of the going-private transaction, each outstanding share of common stock, other than shares owned by GSR Acquisition Corp. and other than shares as to which dissent rights are exercised, held immediately prior to the effective time now represents only the right to receive $0.57 per share in cash, without interest. Further, each outstanding stock option not exercised prior to the effective date was cancelled and exchanged into the right to receive $0.57 per share in cash, without interest and less the option exercise price and less any required withholding taxes.

On December 28, 2011, NRUC issued a press release announcing completion of the going-private transaction and such release is filed as Exhibit 99.1 to NRUC’s current report on Form 8-K filed with the Commission on December 28, 2011.

Prior to the completion of the going private transaction, Wayne Richardson replaced Alan De’ath as the President and Chief Executive Officer of Green SEA Resources Inc. and Alan De’ath became the Deputy Chairman of Green SEA Resources Inc.

Item 16. Exhibits.

(a)(1)	Natural Resources USA Corporation Going-Private Transaction Statement.*

(a)(2)	Letter from GSR Acquisition Corp. to Natural Resources USA Corporation Shareholders.*

(a)(3)	Notice of Merger and Dissent Rights.*

(b)	None.

(c)	Valuation Report and Fairness Opinion of Cutfield Freeman & Co LTD dated effective August 1, 2011 and dated as of October 20, 2011.*

(d)	None.

(f)(1)	The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Dissent Rights” in Exhibit (a)(1) to this Schedule 13E-3/A.*

(f)(2)	Part 13 of the Utah Revised Business Corporation Act.*

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2011	GREEN SEA RESOURCES INC.

	By:	/s/ Wayne Richardson
Name: Wayne Richardson
Title: President and Chief Executive Officer

Date: December 28, 2011	GSR ACQUISITION CORP.

	By:	/s/ D’Arcy Doherty
Name: D’Arcy Doherty
Title: Vice President, Legal and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Natural Resources USA Corporation Going-Private Transaction Statement.*

(a)(2)	Letter from GSR Acquisition Corp. to Natural Resources USA Corporation Shareholders.*

(a)(3)	Notice of Merger and Dissent Rights.*

(b)	None.

(c)	Valuation Report and Fairness Opinion of Cutfield Freeman & Co LTD dated effective August 1, 2011 and dated as of October 20, 2011.*

(d)	None.

(f)(1)	The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Dissent Rights” in Exhibit (a)(1) to this Schedule 13E-3/A.*

(f)(2)	Part 13 of the Utah Revised Business Corporation Act.*

(g)	Not applicable.

*	Previously filed.